UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Executive Officer / CFO

May 14, 2010

To whom it may concern:

Company:	Mizuho Financial Group, Inc.

Representative:	Takashi Tsukamoto, President & CEO

Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo

Code:	8411 (First Section of the Tokyo Stock
Exchange and First Section of the
Osaka Securities Exchange)

Company:	Mizuho Bank, Ltd.

Company:	Mizuho Corporate Bank, Ltd.

Making Orient Corporation an Equity Method Affiliate

This is to inform you that, for the purposes of providing customers with products and services of the highest standards and maximizing profitability in the consumer credit business, Mizuho Financial Group, Inc. (“MHFG”), Mizuho Bank, Ltd. (President & CEO: Satoru Nishibori) (“MHBK”), and Mizuho Corporate Bank Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”) have decided that MHBK and MHCB will convert the applicable preferred shares of Orient Corporation (President & CEO: Yoshimasa Nishida) (“Orico”) owned by MHBK and MHCB into the common shares of Orico and make Orico an equity method affiliate of MHFG in around the first six months of fiscal year 2010, thus strengthening their business alliance with Orico more than ever.

1.	Purpose

Since the comprehensive business alliance of July 2004, MHBK and Orico have utilized their respective superior capabilities, know-how, business infrastructure, etc. to reinforce and expand their respective competitive strengths in the retail market and have brought about synergistic effects mainly in the field of unsecured loans, such as “Captive Loans” and card loans. At present, the outstanding amount of MHBK loans guaranteed by Orico exceeds ¥900 billion, and MHBK and Orico have forged a close alliance as important partners in the consumer credit business that has a market scale of approximately ¥43 trillion, excluding loans held by consumer finance companies.

Furthermore, MHCB, as Orico’s main bank, has provided unreserved cooperation to Orico, mainly centered on financing, and has also addressed the matter of their business alliance positively, including the introduction of MHCB’s clients to Orico.

During this period, the environment surrounding the consumer credit business has greatly changed, such as the successive revisions to the Moneylending Control Law and the Installment Sales Law. Furthermore, the lack of clarity with regard to the credit market environment is still continuing due to the stagnation in private consumption, the unabated high level of claims for the recovery of excess interest amounts paid, and the influence of the introduction of controls on overall loan amounts.

In the midst of this environment, Orico has worked on the fundamental reform of its business model and has maintained steady results by promoting the earnings and the cost structure reforms more strongly.

Additionally, the business alliance between <Mizuho> and Orico has resulted in the positive gains set forth above and their partnership has become invincible.

At this time, in order to further strengthen their business alliance and further improve the synergistic effects of their business cooperation, <Mizuho> has decided to make Orico an equity method affiliate of MHFG. This enables <Mizuho> to provide customers with products and services of the highest standards and to develop measures for maximizing profitability of <Mizuho> and Orico in the consumer credit business.

2.	Outline of making Orico an Equity Method Affiliate

MHBK and MHCB aim to exercise the right to request acquisition of the preferred shares of Orico respectively owned by MHBK and MHCB as set forth below, and to then acquire the common shares of Orico. Following the effective acquisition of such common shares, the voting rights ratio in Orico of the overall <Mizuho> Group, including MHBK and MHCB, will be 27.2%, and it is assumed that Orico will become an equity method affiliate of MHFG.

(1) Timing of Exercise of Acquisition Rights:	Targeted for the first six months of fiscal year 2010

(2) Target Stock

Class	Number of Shares Held	Holder
First Series Class B Preferred Shares	6,000,000 Shares	MHBK
First Series Class C Preferred Shares	10,000,000 Shares	MHBK
First Series Class D Preferred Shares	10,000,000 Shares	MHBK
First Series Class E Preferred Shares	10,000,000 Shares	MHBK
First Series Class F Preferred Shares	2,000,000 Shares	MHCB
First Series Class G Preferred Shares	6,000,000 Shares	MHCB
First Series Class H Preferred Shares	6,000,000 Shares	MHCB

(3)	Number of Shares Held and Voting Rights Ratio After Acquisition Takes Effect

[MHBK]

Class	Prior to Acquisition Taking Effect		After Acquisition Takes Effect
	Number of Shares Held	Voting Rights Ratio	Number of Shares Held	Voting Rights Ratio
Common Shares	9,718,000 Shares	1.93%	88,665,000 Shares	13.73%
First Series Class B Preferred Shares	6,000,000 Shares	—	—	—
First Series Class C Preferred Shares	10,000,000 Shares	—	—	—
First Series Class D Preferred Shares	10,000,000 Shares	—	—	—
First Series Class E Preferred Shares	10,000,000 Shares	—	—	—
First Series Class J Preferred Shares	22,500,000 Shares	—	22,500,000 Shares	—

[MHCB]

Class	Prior to Acquisition Taking Effect		After Acquisition Takes Effect
	Number of Shares Held	Voting Rights Ratio	Number of Shares Held	Voting Rights Ratio
Common Shares	16,494,000 Shares	3.28%	81,309,000 Shares	12.59%
First Series Class F Preferred Shares	2,000,000 Shares	—	—	—
First Series Class G Preferred Shares	6,000,000 Shares	—	—	—
First Series Class H Preferred Shares	6,000,000 Shares	—	—	—
First Series Class I Preferred Shares	140,000,000 Shares	—	140,000,000 Shares	—
First Series Class J Preferred Shares	22,500,000 Shares	—	22,500,000 Shares	—

(*)	Additionally Mizuho Trust & Banking Co., Ltd., Mizuho Information & Research, and UC Card Co., Ltd. together have a 0.8% voting rights ratio.

3.	Strengthening of the Business Alliance between <Mizuho> and Orico

(1)	By making Orico an equity method affiliate, <Mizuho> Group will possess a vast customer base of about 40 million customers. <Mizuho> will utilize this customer base effectively and will provide products and services that address customer needs at the right times. Additionally, <Mizuho> will concentrate on the development of new products and services.

(2)	By utilizing Orico’s broad network, it is contemplated that <Mizuho> will provide its products and services to a wide range of Orico’s customers, such as credit card holders, users of individual credit, and about 890,000 member stores.

(3)	<Mizuho> will further strengthen their business alliance with Orico and increase the provision of coordinated products and services such as card loans and “Captive Loans”.

4.	Earning Estimates

As for the consolidated earning estimates of MHFG for fiscal year 2010, please see the Financial Statements for fiscal year 2009 as publicized today.

[Related Public Notice Materials]

Orient Corporation: <“Announcement Regarding Change of Major Shareholders and Other Affiliated Companies”> dated May 14, 2010

For information regarding the above, please contact:

MHFG, Corporate Communications	Public Relations Office

03-5224-2026

MHBK, Corporate Planning Division (PR)	03-3596-2374

MHCB, Administration Division (PR)	03-5252-6574

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